Exhibit (a)(11)


Angela Hult, investor inquiries   (503) 731-2192
Dave Kvamme, media inquiries  (503) 464-6272


PACIFICORP COMPLETES ACQUISITION OF TPC CORPORATION

PacifiCorp (NYSE:PPW) announced today that its wholly-owned subsidiary, PacifiCorp Holdings, Inc. (PHI), completed the acquisition of Houston-based TPC Corporation.

PacifiCorp announced the proposed acquisition of TPC on March 12, 1997, and on March 18 commenced a cash tender offer to purchase all outstanding shares of TPC common stock for $13.41 per share. At the expiration of the tender offer on April 14, a total of 17,899,424 shares of TPC common stock, representing 99.4 percent of the shares outstanding, had been tendered. All tendered shares were accepted for payment. The acquisition has now been completed through the merger of PHI's acquiring subsidiary with and into TPC. As a result of the merger, all remaining outstanding shares of TPC common stock have been converted into the right to receive the same $13.41 per share paid in the tender offer.

TPC built a business of gas gathering systems in and near the Gulf of Mexico with related processing facilities, and in salt dome storage projects at the Moss Bluff market hub in Texas and the Egan market hub in Louisiana. Its other core business is natural gas marketing to utilities in the Midwest and Northeast.

PacifiCorp, based in Portland, Oregon serves 1.4 million retail customers in the west and 550,000 retail customers in Australia. It conducts wholesale power transactions with more than 100 utilities in North America, and is the highest volume investor-owned wholesaler of energy west of the Mississippi River.


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